EXHIBIT 2.4

Alexei Marko

Chief Executive Officer

Neovasc Inc.

Neovasc Medical Inc.

13700 Mayfield Place, Suite 2135

Richmond, BC V6V 2E4 Canada

October 1, 2012

Re: Amendment No. 3 to Purchase Option Agreement

Dear Alexei:

We refer to the Purchase Option Agreement, dated for reference as of December 30, 2008 and with an effective date of January 26, 2009, by and between LeMaitre Vascular, Inc., a Delaware corporation, on the one hand, and Neovasc Inc, a Federal Canadian Corporation and Neovasc Medical Inc., a British Columbia corporation, on the other hand, as amended by instruments dated January 22, 2009 and January 5, 2012 (as amended, the “Option Agreement”). Except as otherwise indicated herein, capitalized terms shall have the meaning ascribed to them in the Option Agreement. We hereby propose, and by your countersignature hereto, you hereby agree, as follows:

1.	The “Purchase Option Period” described in the third “Whereas” clause of the Option Agreement shall commence on October 1, 2012 and end on January 2, 2016.

2.	The “Purchase Option Review Period” described in Section 1.2(b) of the Option Agreement shall terminate at the close of business on October 31, 2012.

3.	The “Purchased Assets” described in Section 2.1 of the Option Agreement shall include all equipment exclusive to the manufacturing, marketing or sale of the Products, including dies, fixtures, tooling and molds that were designed for use, and/or used primarily, in the manufacture of the Products.

4.	Section 2.4 of the Option Agreement is hereby deleted in its entirety and replaced with the following:

“At the time of the Closing and upon the terms and subject to the satisfaction of the conditions contained in this Agreement, in consideration of (i) the License, and (ii) Seller’s sale, assignment, conveyance, transfer and delivery of the Purchased Assets to Purchaser, Purchaser shall pay to Seller USD $4,600,000 (“Purchase Price”), of which USD $4,255,000 (the “Initial Purchase Price”) shall be paid on the Closing Date and, subject to Section 8.2(c), USD $345,000 (the “Holdback Amount”) on the one year anniversary of the Closing Date. The Holdback Amount shall bear interest at 2.5% per annum until paid in full. The Purchase Price shall be paid in cash, by wire transfer in immediately available funds to the account set forth in Exhibit A of the Option Agreement (or such other account as may be designated by Seller in writing).”

5.	Section 4.5(a) of the Option Agreement is hereby amended by adding after the following sentence:

“For avoidance of doubt, Seller’s development and sale of products (other than surgical patches), alone or with others, which combine biological tissues with inorganic components, or involve specialized surgical tissues not intended for vascular repair, which are developed for transcatheter valve replacement or repair or which do not compete with the existing customary uses of the HVT Business do not constitute a Competing HVT Business.”

The additional sentence:

“In addition, the parties recognize that i) Seller’s supply of tissue to a third party specifically as a delivery mechanism for stem cells being used in cardiac or similar surgery and where the tissue is included as a component in a surgical kit sold to the end user where this kit also contains the stem cells and where this kit is priced more than $2500 such that it would not compete directly against a stand-alone surgical patch does not do not constitute a Competing HVT Business, ii) notwithstanding any provision herein to the contrary, the Purchaser may use the IP Rights to make and sell improved versions of the Products so long as the improved versions of the Products are intended only for use in the HVT business.”

6.	The first sentence of Section 5.1 of the Option Agreement is hereby deleted and replaced with the following:

“Upon Purchaser’s delivery of the Purchase Election Notice to Seller, Seller shall a) make the Deposit Materials (described in Section 6 of the Exclusive Distribution Agreement between Parent and Purchaser dated for reference as of December 30, 2008 and all documentation used for obtaining the CE Mark of the Products (including but not limited to design dossier(s), EDQM dossier(s) and related quality system documentation) available to Purchaser for review, training and copying at Seller’s premises for the sole purpose of allowing the Purchaser to perform due diligence and training and preparation of its manufacturing capabilities and b) when and as requested by Purchaser, use its reasonable best efforts to provide for review and training to Purchaser all written and unwritten technical knowledge, processes, trade secrets, and know-how associated with the manufacturing of the Products to Purchaser; and, in connection therewith, during the three (3) months following delivery of the Purchase Election Notice (“Training Period”) Seller shall i) permit Purchaser’s employees to attend regularly scheduled supplier audits (if any) ii) conduct at least one real or mock supplier audit at the facility of a US bovine supplier within the next 6 months for training Purchaser’s quality team and iii) provide training on a fulltime basis at Seller’s facility on all aspects of the manufacturing of the Products to no more than five (5) of Purchaser’s employees on a concurrent basis. If Purchaser so elects, Seller shall provide such training and support as Purchaser may reasonably request after the Training Period provided that Purchaser reimburses Seller for all costs of such additional training and support.

All rights and ownership to all written and unwritten technical knowledge, processes, trade secrets, and know-how associated with the manufacturing of the Products, including the Deposit Materials shall remain with Neovasc until Closing as detailed in Section 2.5 of the Option Agreement. If the Closing does not occur for any reason Purchaser shall, when requested by Seller, return to Seller or destroy all copies of the Deposit Materials and other documents provided by Seller.

The Closing shall constitute a “Release Condition” under Section 6 of the Exclusive Distribution Agreement between Parent and Purchaser dated for reference as of December 30, 2008 and Seller shall cause the Deposit Materials to be released forthwith to Purchaser at the Closing.

7.	A new Section 5.2 is hereby added to the Purchase Option as follows:

“5.2 Following delivery of the Purchase Election Notice, Seller shall continue to manufacture and sell Products to Purchaser as set forth in a separate Supply Agreement of even date signed and delivered by Purchaser and Seller in connection herewith (“Supply Agreement”). If and to the extent that the Supply Agreement does not directly address any terms of the parties’ ongoing relationship, the parties’ past practices shall govern.

8.	This Amendment No. 3 shall be void and without any force and effect, and shall not in any way modify the legal rights, obligations or responsibilities of either parties arising under or described in the Option Agreement, if Purchaser a) does not deliver to Seller the Purchase Election Notice on or prior to midnight on October 1, 2012 or b) delivers a Purchase Option Rescission Notice to Seller within the Purchase Option Review Period.

9.	If Purchaser delivers a Purchase Option Rescission Notice to Seller within the Purchase Option Review Period after Seller has provided free training under section 5.1 of the Option Agreement, Seller shall not be required to retrain Purchaser’s employees with respect to the matters as to which it has provided such training.

10.	Each party hereby confirms that the representations and warranties made by it in the Option Agreement remain materially true and correct in all respects. All terms and provisions of the Purchase Option as amended hereby are ratified and affirmed. This letter may be executed in any number of counterparts, which together shall constitute one instrument, and shall bind and inure to the benefit of the parties and their respective successors and assigns. This amendment shall be construed in accordance with the laws (other than the conflict of laws rules) of the Commonwealth of Massachusetts.

Please indicate your agreement herewith by signing and returning a copy hereof to my attention, whereupon it shall constitute a binding agreement among the parties.

Yours very truly,

LEMAITRE VASCULAR, INC.

By:	/s/ David B. Roberts
David B. Roberts
President

Accepted and agreed:

NEOVASC INC.

By:	/s/ Alexi Marko
Alexei Marko
Chief Executive Officer

NEOVASC MEDICAL INC.

By:	/s/ Alexi Marko
Alexei Marko
Chief Executive Officer

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